TransAlta renews normal course issuer bid program

CALGARY, Alberta (May 6, 2009) – TransAlta Corporation (TSX: TA; NYSE: TAC) announced today it has received regulatory approval from the Toronto Stock Exchange (TSX) for the continuation of its normal course issuer bid program.

TransAlta believes maintaining a balanced approach to capital allocation enables the company to create consistent and stable shareholder value in a capital intensive, commodity-based industry. TransAlta’s plan includes returning capital to shareholders through dividends and share buybacks, investments in new capacity and portfolio optimization. TransAlta has the approval to purchase, for cancellation, up to 9,892,552 of its common shares, representing 5 per cent of TransAlta’s issued and outstanding shares of 197,851,056 as of April 30, 2009.

During the last twelve months under its previous normal course issuer bid, TransAlta repurchased 1,730,600 common shares, representing approximately 0.9 per cent of the company’s outstanding shares on April 23, 2008, at an average price of approximately $35.60 per common share.

The normal course issuer bid program will be effective from May 7, 2009 and continue until May 6, 2010.  Any purchases would be made on the open market through the TSX at the market price of such shares at the time of acquisition. Daily purchases cannot exceed 192,121 common shares representing 25 percent of the average daily trading volume for the six calendar months prior to the date of approval of the bid by the TSX, subject to block purchase exceptions outlined in the TSX rules.  TransAlta’s average daily trading volume during the last six calendar months was 768,482 common shares.

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. We maintain a low-risk profile by operating a highly contracted portfolio of assets in Canada, the United States, and Australia. Our focus is to efficiently operate our coal-fired, gas-fired, hydro and renewable facilities in order to provide our customers with a reliable, low-cost source of power. For nearly 100 years, we've been a responsible operator and a proud contributor to the communities where we work and live.

This news release may contain forward-looking statements, including statements regarding the business and anticipated financial performance of TransAlta Corporation. These statements are based on TransAlta Corporation’s belief and assumptions based on information available at the time the assumption was made. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels and general economic conditions in geographic areas where TransAlta Corporation operates.

  Note: All financial figures are in Canadian dollars unless noted otherwise.

For more information:

Media Inquiries: Michael Lawrence Manager, External Relations Phone: (403) 267-7330 Email: michael_lawrence@transalta.com	Investor Inquiries: Jess Nieukerk Manager, Investor Relations Phone: (403) 267-3607 Email: investor_relations@transalta.com